Exhibit 99.2

Condensed Interim
Financial Statements

For the three and nine months ended
September 30, 2011

2011

Balance Sheet
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

(amounts in thousands of Canadian dollars)	September 30, 2011	December 31, 2010	January 1, 2010
		(note 12)	(note 12)
ASSETS
Current assets
Cash and cash equivalents	$150,225	$173,110	$357,723
Trade and other receivables	50,999	33,255	15,308
Inventory	13,541	11,904	8,496
Interest reserve account	30,660	28,688	-
	245,425	246,957	381,527
Non-current assets
Property, plant and equipment (note 5)	3,361,565	3,260,347	3,196,988
Exploration and evaluation assets (note 5)	349,612	297,942	261,627
Interest reserve account	30,750	58,265	-
TOTAL ASSETS	$3,987,352	$3,863,511	$3,840,142

LIABILITIES

Current liabilities
Trade payables and accrued liabilities (note 6)	$334,144	$94,104	$79,135
Derivative instrument (note 10b)	-	89,202	134,099
Revolving credit facility (note 2 and 7)	165,000	-	-
Senior notes (note 2 and 7)	2,654,638	-	-
	3,153,782	183,306	213,234
Non-current liabilities
Senior notes (note 2 and 7)	-	2,502,318	2,234,870
Finance leases	32,706	20,224	20,616
Decommissioning liabilities (note 8)	51,698	38,078	27,182
TOTAL LIABILITIES	3,238,186	2,743,926	2,495,902

SHAREHOLDERS’ EQUITY
Share capital	2,037,862	2,037,862	2,037,862
Contributed surplus	36,448	35,557	33,506
Deficit	(1,325,144)	(953,834)	(727,128)
TOTAL EQUITY	749,166	1,119,585	1,344,240
TOTAL LIABILITIES AND EQUITY	$3,987,352	$3,863,511	$3,840,142

See accompanying notes to the interim condensed financial statements (unaudited)

         OPTI CANADA INC. – 2 – 2011 Q3 FINANCIAL STATEMENTS

2011

Statement of Comprehensive Loss
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

	Three months ended September 30,		Nine months ended September 30,
(amounts in thousands of Canadian dollars, except per share amounts)	2011	2010	2011	2010
		(note 12)		(note 12)
Petroleum sales	$89,339	$59,178	$249,050	$168,790
Power sales	901	1,275	5,119	5,898
Royalties	(2,930)	(1,857)	(9,419)	(5,040)
Revenue	87,310	58,596	244,750	169,648

Expenses
Operating costs	59,568	53,935	190,783	159,105
Diluent and feedstock purchases	23,164	20,908	46,650	59,541
Transportation and marketing	5,025	3,949	13,497	12,058
General and administrative	2,539	4,087	8,960	11,334
Derivative instruments loss (note 10b)	4,944	17,015	20,985	17,760
Foreign exchange translation loss (gain)	214,552	(77,241)	141,165	(45,756)
Depletion and depreciation	16,010	13,657	45,393	37,159
Borrowing costs (note 9)	51,286	48,030	148,627	129,598
	377,088	84,340	616,060	380,799

Loss before taxes	(289,778)	(25,744)	(371,310)	(211,151)

Income taxes	-	-	-	-

Net loss and comprehensive loss	$(289,778)	$(25,744)	$(371,310)	$(211,151)

Loss per share, basic and diluted	$(1.03)	$(0.09)	$(1.32)	$(0.75)

See accompanying notes to the interim condensed financial statements (unaudited)

         OPTI CANADA INC. – 3– 2011 Q3 FINANCIAL STATEMENTS

2011

Statement of Changes in Equity
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

(amounts in thousands of Canadian dollars)	Share capital	Contributed surplus	Deficit	Total equity
Balance at January 1, 2010	$2,037,862	$33,506	$(727,128)	$1,344,240
Net loss	-	-	(211,151)	(211,151)
Stock based compensation expense	-	1,595	-	1,595
Balance at September 30, 2010	$2,037,862	$35,101	$(938,279)	$1,134,684

Balance at January 1, 2011	$2,037,862	$35,557	$(953,834)	$1,119,585
Net loss	-	-	(371,310)	(371,310)
Stock based compensation expense	-	891	-	891
Balance at September 30, 2011	$2,037,862	$36,448	$(1,325,144)	$749,166

See accompanying notes to the interim condensed financial statements (unaudited)

         OPTI CANADA INC. – 4– 2011 Q3 FINANCIAL STATEMENTS

2011

Statement of Cash Flows
Nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

	Nine months ended September 30,
(amounts in thousands of Canadian dollars, except per share amounts)	2011	2010
Cash provided by (used in):
Operating activities
Net loss	$(371,310)	$(211,151)
Adjustments
Depletion and depreciation	45,393	37,159
Borrowing costs	37,076	73,767
Stock-based compensation expense	891	1,595
Derivative instruments unrealized gain	(89,202)	(37,009)
Cash interest received	1,634	407
Abandonment costs incurred	(256)	-
Foreign exchange translation loss (gain)	141,165	(45,756)
	(234,609)	(180,988)
Changes in items of working capital
Trade and other receivables	(17,666)	(16,316)
Inventory	(1,637)	(3,816)
Trade payables and accrued liabilities	231,613	46,596
Net cash used in operating activities	(22,299)	(154,524)

Financing activities
Increase in revolving credit facility	165,000	10,000
Increase in first lien notes	-	407,994
Cash borrowing costs paid	(63,331)	(109,679)
Decrease (increase) in interest reserve account	27,788	(91,699)
Decrease in principal portion of finance leases	(791)	(289)
Net cash provided by financing activities	128,666	216,327

Investing activities
Property, plant and equipment additions	(106,975)	(65,217)
Exploration and evaluation asset additions	(24,640)	(3,891)
Net cash used in investing activities	(131,615)	(69,108)

Effect of exchange rate changes on cash and cash
equivalents held in foreign currency	2,363	(9,375)

Decrease in cash and cash equivalents	(22,885)	(16,680)

Cash and cash equivalents – beginning of period	173,110	357,723
Cash and cash equivalents – end of period	$150,225	$341,043

See accompanying notes to the interim condensed financial statements (unaudited)

         OPTI CANADA INC. – 5– 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

1.	GENERAL INFORMATION
OPTI Canada Inc. (OPTI or the Company) is a public Canadian company with its shares listed on the TSX Venture Exchange (Symbol: OPC). OPTI is incorporated and domiciled in Canada, and the address of its registered office is at 1600-555 4th Ave SW Calgary, Alberta. OPTI’s primary activity is a 35 percent working interest in the Long Lake Project (the Project). The initial development consists of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility that uses OPTI's proprietary OrCrudeTM process and commercially available hydrocracking and gasification technologies.

2.	CREDITOR PROTECTION AND GOING CONCERN UNCERTAINTY
Following an extensive strategic alternatives review process that was initiated by the Company in November 2009 OPTI announced on July 13, 2011 that it had made an application for an order under the Companies’ Creditors Arrangement Act (CCAA), commencing a creditor protection proceeding (the CCAA Proceeding) in the Court of Queen’s Bench of Alberta (the Court). OPTI applied to the Court and received an order staying all claims and actions against OPTI and its assets until August 12, 2011. The purpose of this initial order was to provide OPTI with relief designed to allow management to complete a restructuring plan while conducting business in the ordinary course. The initial stay period was extended until November 4, 2011 and it is expected that the Court will continue to extend the stay period as may be appropriate.

The restructuring plan put forth in OPTI’s initial application (the Recapitalization) would convert the Company’s US$1 billion 8.25 percent Senior Secured Notes due 2014 and US$750 million 7.875 percent Senior Secured Notes due 2014 (collectively, the Second Lien Notes) into common equity in the form of new common shares of OPTI. In addition, a new common share investment of US$375 million would be offered to all holders of Second Lien Notes (the Second Lien Noteholders) via a rights offering. Certain Second Lien Noteholders supporting the Recapitalization (the Supporting Noteholders) would act as a backstop to the rights offering. As a key condition of the Recapitalization, the Company’s US$300 million 9.75 percent First Lien Notes due 2013 and its US$525 million 9.00 percent First Lien Notes due 2012 (collectively, the First Lien Notes) would be refinanced prior to closing. The new secured debt amount of this refinancing would be determined in accordance with the terms of an agreement with the Supporting Noteholders and would not be less than US$1.1 billion. Holders of OPTI’s existing common shares would be issued warrants to acquire new common shares of the Company and all of OPTI’s existing common shares would be cancelled. The shareholder warrants would be issued for the purchase of approximately 25.5 million new common shares (in the aggregate approximately 20 percent of the Company’s post-restructuring new common shares). Each warrant would be exercisable for one new common share with a strike price of US$22.27 per share and would expire seven years after the implementation date of the Recapitalization.

On July 20, 2011 OPTI announced that it had entered into an arrangement agreement with CNOOC Luxembourg S.à r.l, an indirect wholly-owned subsidiary of CNOOC Limited (the Acquisition). For an approximate transaction value of US$2.1 billion CNOOC Limited, through its subsidiaries, will: acquire OPTI's Second Lien Notes for a net cash payment of US$1,179 plus a net cash payment of US$37.5 million to backstop parties; acquire all existing issued and outstanding common shares of OPTI for a cash payment of US$34 million equal to US$0.12 per common share; and assume, in accordance with the notes’ indentures, the Company’s First Lien Notes. OPTI’s Board of Directors determined that the Acquisition is in the best interest of the Company, recommended Second Lien Noteholder support for the Acquisition, and voted unanimously in favour of the Acquisition.

On July 22, 2011 OPTI presented the Court with a plan to pursue the Acquisition and, in the event that Acquisition was not implemented, then, subject to certain conditions, OPTI would complete the Recapitalization. This plan is referred to as the Master Plan. The Master Plan provides for the implementation of either the Acquisition or the Recapitalization through concurrent proceedings under the CCAA and the Canada Business Corporations Act (CBCA) (the Proceedings). The Court directed OPTI to present its Master Plan to the Second Lien Noteholders.

         OPTI CANADA INC. – 6– 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

2.     CREDITOR PROTECTION AND GOING CONCERN UNCERTAINTY (CONTINUED)
On September 7, 2011 the Master Plan was approved by a majority of Second Lien Noteholders. On the same date, the Court granted a sanction order approving the Company’s Master Plan pursuant to the CCAA and the CBCA.

We expect that the Acquisition will be implemented in November 2011, following the receipt of all regulatory approvals and after all other conditions to closing have been satisfied or waived. A no-action letter, satisfying a condition to closing, was issued from the Commissioner of Competition under the Competition Act of Canada on October 19, 2011. OPTI and subsidiaries of CNOOC Limited are prepared to complete the Acquisition promptly following the receipt of approvals from the Minister of Industry under the Investment Canada Act and the National Development and Reform Commission of the People’s Republic of China. In addition, Equity Financial Trust Company has been retained to carry out certain closing activities relating to the Acquisition in accordance with the Master Plan. Implementation of the Acquisition must occur on or before December 1, 2011.

OPTI intends to apply for a stay extension, beyond November 4, 2011, with the Court on November 1, 2011 in order to complete the Acquisition or the Recapitalization. The Company will continue to comply with all of the terms set forth in the Master Plan and the Support Agreement with Supporting Noteholders.

Going Concern Uncertainty

These interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

Since inception, the Company has incurred significant losses from operations and negative cash flows from operating activities and, as at September 30, 2011, a working capital deficiency of $2,908 million and an accumulated deficit of $1,325 million. OPTI has significant debt and contractual commitments that necessitate cash outflows.

OPTI’s CCAA Proceeding announced July 13, 2011 constitutes an “Event of Default” in the Company’s credit agreement and indentures as outlined in note 7. Presently, certain rights have been stayed by the Court order in connection with the CCAA Proceeding. An event of default may result in acceleration of principal amounts owed, exercise of set-off rights against our cash deposits and investments and other material adverse consequences to OPTI. As a result of the Event of Default, Senior notes are payable on demand and have been classified as short term debt. All obligations of OPTI are, stayed by the Court, subject to forbearance agreements, or will be paid to maintain business in the ordinary course. During this period, management will continue to operate the business in the ordinary course and within the constraints of the Court orders.

It is not possible to predict the outcome of these matters and there can be no assurance that the Recapitalization or the Acquisition will be consummated or successful.

All of these factors represent a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.  Management, through support from the Company’s Second Lien Noteholders and sanctioning by the Court, has a reasonable expectation that the Master Plan will be implemented, and for this reason believes it is appropriate to continue to adopt the going concern basis in preparing these condensed interim financial statements.  As such, these condensed interim financial statements do not contain any adjustments to the carrying amounts or classification of assets and liabilities that might be necessary should the company be unable to continue as a going concern.  Such adjustments, if appropriate, would be material.

         OPTI CANADA INC. – 7– 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

3.	ADOPTION OF IFRS AND STATEMENT OF COMPLIANCE
These condensed interim financial statements, including comparatives, have been prepared in accordance with IFRS applicable to the preparation of interim financial statements including International Accounting Standard (IAS) 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of IFRS” and were approved by the Audit Committee of OPTI on October 26, 2011.  The disclosures regarding the transition to IFRS are included in note 12, which includes the impact on OPTI’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in OPTI’s financial statements for the year ended December 31, 2010.  Subject to certain transition elections taken and disclosed in note 12, OPTI has consistently applied the same accounting policies in its opening IFRS balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.  OPTI previously prepared its annual and interim financial statements under Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (Canadian GAAP).  In these condensed interim financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The policies applied in these condensed interim financial statements are based on IFRS issued and outstanding as of October 26, 2011, the date the Audit Committee approved the statements. Any subsequent changes to IFRS that are given effect to OPTI’s annual financial statements for the year ended December 31, 2011 could result in restatement of these condensed interim financial statements, including the transition adjustments described in note 12.

The condensed interim financial statements should be read in conjunction with OPTI’s Canadian GAAP annual financial statements for the year ended December 31, 2010. Note 12 of these condensed interim financial statements discloses IFRS information for the year ended December 31, 2010 that was not provided in OPTI’s financial statements for the year ended December 31, 2010.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a)	Basis of measurement
The condensed interim financial statements have been prepared under the historical cost method, except for the revaluation of certain financial assets and financial liabilities to fair value, including derivative instruments.

b)	Cash and cash equivalents
Cash and cash equivalents include cash, bankers’ acceptances, term deposits and bankers’ deposit notes that are highly liquid instruments that carry terms less than 91 days at the date of purchase.

c)	Trade and other receivables
If applicable, an allowance for doubtful accounts is recorded to provide for specific doubtful receivables. Trade and other receivables also include deposits and prepaid expenses that are short term.

d)	Inventory
Inventory consists of materials, supplies and volumes of Premium Sweet Crude (PSCTM) that are recorded at the lower of the weighted average cost and net realizable value.  Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

e)	Interest reserve account
Cash is considered to be restricted when its availability is limited to a specified purpose. OPTI’s interest reserve account is restricted cash required to fund the US$300 million First Lien Notes’ anticipated interest payments to maturity in August 2013. The current portion of the Interest reserve account represents interest payments due within 12 months.

         OPTI CANADA INC. – 8 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
f)	Property, plant and equipment and exploration and evaluation assets
(i)	Exploration and evaluation assets
Exploration and evaluation (E&E) assets include land acquisition costs, geological and geophysical costs, exploratory drilling, directly attributable expenses and activities relating to evaluating the technical feasibility and commercial viability of our resources.

E&E costs are capitalized and are not depleted until such time as the exploration phase is complete and technical feasibility and commercial viability of extracting the mineral resource has been demonstrated.  Technical feasibility and commercial viability is demonstrated when proven reserves are determined to exist along with sanctioning of a project by our Board of Directors.  Once demonstrated, E&E assets are tested for impairment in accordance with IAS 36 “Impairment of Assets” and transferred to property, plant and equipment (PP&E), and further development costs are capitalized to PP&E.  E&E assets are also tested for impairment in accordance with IAS 36 if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.  If it is determined that technical feasibility and commercial viability have not been achieved in relation to a property, the resulting loss is included in the statement of loss and comprehensive loss.

Pre-license costs, defined as those costs incurred before the legal right to explore has been acquired, are expensed in the period in which they are incurred. Exploration and evaluation costs of a type that are not sufficiently closely related to a specific mineral resource to support capitalization are also expensed in the period in which they are incurred.

(ii)	Property, plant and equipment
PP&E are carried at cost, less accumulated depletion, depreciation and accumulated impairment losses.  The cost of an item of PP&E consists of the purchase price, any costs directly attributable to bringing the asset into the location and condition necessary for its intended use, a discounted current estimate of the decommissioning costs and borrowing costs for qualifying assets.  The capitalized value of a finance lease is also included in PP&E.

Oil and gas capitalized costs are depleted using the unit-of-production method. Depletion is calculated using the ratio of production in the year to the remaining total proved and probable reserves before royalties, taking into account future development costs prior to inflation necessary to bring those reserves into production. These estimates are evaluated and reported on by independent reserve engineers annually. Proven and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of bitumen and PSCTM which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially viable.  There is a 50 percent estimated statistical probability that the actual quantity of recoverable reserves will be more than the amount estimated as proven and probable. The statistical probability for proven reserves is 90 percent.

Where an item of PP&E comprises major components with different useful lives, the components are accounted for as separate items of PP&E. OPTI’s PP&E include the Upgrader, SAGD central processing facilities and the Cogeneration facilities and are depreciated using the unit of production method based on the facilities’ productive capacity over 40 years. The capitalized value of finance leases are depreciated over the life of the lease. The expected useful lives of PP&E, residual values and methods of depreciation are reviewed at each reporting period and, if necessary, changes are accounted for prospectively.

Changes in estimates such as quantities of proved and probable reserves that affect unit-of-production calculations are applied on a prospective basis.

         OPTI CANADA INC. – 9 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
An item of PP&E is derecognized upon disposal or is impaired when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss on disposal of the asset, determined as the difference between the net proceeds and the carrying amount of the asset, is recognized in the statement of loss and comprehensive loss in the period incurred.

The carrying amounts of capital assets are reviewed for impairment when indicators of such impairment exist. If indicators exist, the assets are tested for impairment under IAS 36.

(iii)	Impairment of non-financial assets under IAS 36
At each financial reporting date, the carrying amounts of capital assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, an estimate of the recoverable amount of the asset is calculated.

Individual assets are grouped together for impairment assessment purposes into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash generating unit or CGU). The carrying amount of PP&E assets within a CGU are compared to its recoverable amount of the CGU. E&E assets are allocated to CGUs that are expected to benefit from synergies of the combination. E&E assets are allocated to CGUs when they are assessed for impairment if indicators of impairment exist as well as upon their re-classification into PP&E.

A CGU’s recoverable amount is the higher of its fair value less costs to sell and its value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money to the Company and the risks specific to the asset. In determining fair value less cost to sell, recent market transactions are taken into account, if available. If no transactions can be identified, an appropriate valuation model is used.

Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment loss is charged to the statement comprehensive loss. A previously recognized impairment loss is reversed or partially reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The new carrying amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior periods.

(iv)	Decommissioning liability
OPTI recognizes a decommissioning liability in the period it arose with a corresponding increase to the carrying amount of the related asset.  Measurement occurs when a legal or constructive obligation arises.  Provisions are measured at the present value of the expenditures expected to be required to settle the obligation discounted using the pre-tax risk-free rate, updated at each reporting date.  The increase in the provision due to the passage of time (accretion) is recognized as a borrowing cost whereas increases or decreases due to changes in the estimated cost to decommission the asset are capitalized as PP&E. Actual costs incurred upon settlement of the decommissioning liability reduce the liability to the extent the provision was established. The related decommissioning asset is depreciated or depleted on the same basis as the PP&E to which it relates.

(v)	Corporate assets
Corporate assets are recorded at cost less accumulated amortization, which is calculated using the declining balance method at rates of 30 percent to 50 percent per annum.

         OPTI CANADA INC. – 10 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(vi)	Maintenance and turnarounds
Expenditures associated with maintenance activities or major turnarounds that improve the productive capacity or extend the life of an asset are capitalized. These costs are included in PP&E when incurred and charged to depletion and depreciation over the estimated useful life. Any remaining carrying amounts of any replaced or sold components are derecognized. Maintenance and repairs, other than major turnaround costs, are expensed as incurred.

(vii)	Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying capital asset or project under construction are capitalized and added to the asset or project during construction until such time as the asset or project is substantially ready for its intended use. Where funds were specifically borrowed to finance an asset or project, the amount capitalized represents the actual borrowing costs incurred. Where funds used to finance an asset or project form part of general Company borrowings, the amount capitalized is calculated by using the weighted average of rates applicable to relevant general borrowings of OPTI during the period. Costs are allocated to assets using this weighted average borrowing rate and the assets' average book values during the borrowing period.  These costs are subsequently depleted or depreciated to the statement of comprehensive loss as a part of the related assets. Capitalization of borrowing costs ceases when the assets are ready for their intended use. All other borrowing costs are recognized in the statement of comprehensive loss in the period they are incurred.

g)	Leases
Leases that transfer substantially all the benefits, risks and rewards of ownership to OPTI are recorded as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased asset and the present value of the minimum lease payments with a corresponding increase to obligations under finance leases. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the obligation outstanding. The finance charge is included in the statement of comprehensive loss over the lease period.

Leases that do not transfer the risks and rewards of ownership to OPTI are classified as operating leases under which leasing costs are expensed in the period incurred.

h)	Interests in joint ventures
A jointly controlled asset involves joint control and offers joint ownership by the venturers of assets contributed or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

OPTI accounts for its share of the jointly controlled assets, liabilities, income from the sale or use of the joint venture’s output, together with its share of the expenses incurred by the joint venture in proportion to its 35 percent interest in the joint venture with Nexen Inc. (“Nexen”).

i)	Share capital
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

j)	Revenue recognition
(i)	Oil and gas products
Sales from the production of oil and gas products are recognized when the risks and rewards are transferred to the customer. At the Project, OPTI’s share of sales is recognized when the oil and gas product ownership is transferred at the plant gate. Revenue is measured net of royalties as OPTI acts as a collection agent for the Government of Alberta.

OPTI CANADA INC. – 11 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(ii)	Power
Sales from power generated are recognized when the risks and rewards are transferred to the customer. At the Project, OPTI’s share of sales is recognized when the excess power leaves the plant gate.

k)	Transportation
OPTI is contractually obligated to pay to transport OPTI’s share of oil and gas products sold to the nearest market terminal, as well as transmission costs for OPTI’s share of excess power sold.  These costs are presented in the statement of comprehensive loss as transportation expense.

l)	Income taxes
Income tax expense represents the sum of current tax expense and deferred tax expense.  Current tax expense is based on the taxable profits for the year. Income tax is recognized in the statement of comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognized based on differences in the financial statement carrying amount for assets and liabilities and the associated tax balance. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused tax credits carried forward and unused tax losses to the extent that it is probable that there will be taxable profits against which deductible temporary differences can be utilized.

Deferred taxes are measured based on enacted or substantially enacted tax rates for the period in which the temporary differences are expected to be realized or settled, and are presented as non-current.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when OPTI intends to settle its current tax assets and liabilities on a net basis.

m)	Stock-based compensation plans
Stock options granted to directors, officers, employees and consultants are accounted for using the fair value method under which compensation expense is recorded based on the estimated fair value of the options at the grant date using the Black-Scholes option pricing model. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Compensation cost is either expensed or capitalized depending upon whether or not the individual to which the award relates is directly related to the construction of assets, over the vesting period with a corresponding increase in contributed surplus. When stock options are exercised, the cash proceeds along with the amount previously recorded as contributed surplus are recorded as share capital. The number of awards expected to vest is reviewed annually.

n)	Foreign currencies
(i)	Functional and presentation currency
The functional and presentation currency of OPTI is the Canadian dollar.

OPTI CANADA INC. – 12 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(ii)	Transactions and balances
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect on the balance sheet date. Other assets, other liabilities and expenses denominated in foreign currencies are translated at rates in effect at the date of the transaction. OPTI includes foreign exchange gains or losses in the statement of comprehensive loss. These gains and losses are primarily related to the revaluations of its U.S. dollar (US$) denominated cash and cash equivalents, derivative instruments, and US$ denominated Senior Notes.

o)	Loss per share
Basic earnings per share (“EPS”) is calculated by dividing the net loss for the period attributable to equity owners of OPTI by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for dilutive instruments. OPTI’s potentially dilutive instruments are comprised of stock options granted. Diluted EPS for 2011 and 2010 is not disclosed as the effect is anti-dilutive.

p)	Financial instruments
Financial assets and liabilities are recognized when OPTI becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and OPTI has transferred substantially all the risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, OPTI classifies its financial instruments in the following categories depending on the purpose for which the instrument were acquired.

Financial assets

(i)	Fair value through profit or loss
A financial asset can be classified as fair value through profit or loss only if it is designated at fair value through profit or loss or held-for-trading. OPTI’s financial assets at fair value through profit or loss are held for trading financial assets. These assets are comprised of derivatives or assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. OPTI’s foreign exchange contracts are derivatives and are recorded at fair value with changes in fair value included in profit or loss. OPTI does not apply hedge accounting to its derivative instruments.
(ii)	Held-to-maturity
These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that OPTI has the positive intention and ability to hold until maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, impairment losses are included in profit or loss.

(iii)	Loans and receivables
These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are measured at amortized cost using the effective interest method. Any gains or losses on the realization of receivables are included in profit or loss.

OPTI CANADA INC. – 13 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of financial assets
All financial assets except for those at fair value through profit or loss are subject to review for impairment at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets are impaired. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Financial liabilities
(i)	Fair value through profit or loss
These liabilities are comprised of derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are measured at fair value with changes in fair value included in profit or loss.

(ii)	Other financial liabilities
They are measured at amortized cost using the effective interest method. Any gains or losses in the realization of other financial liabilities are included in profit or loss.

Fair values
Fair values of financial assets and liabilities are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models using quoted market prices. OPTI uses the counterparty close out approach with regard to the entities own credit risk adjustment in fair valuing financial liabilities.

Transaction costs
Transaction costs that are directly related to the issuance of new debt are recorded net of the associated debt and recognized into income using the effective interest rate method over the life of the debt.

Discounts on issuance of new debt
Discounts, where proceeds received are less than the par value of the debt, are recorded as a reduction to debt. These discounts are being amortized using the effective interest method and included in borrowing costs.

q)	Significant accounting judgements and estimates
The preparation of the financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect reported amounts and presentation of assets, liabilities, revenues, expenses and disclosures of contingencies and commitments. Such estimates primarily relate to unsettled transactions and events at the balance sheet date which are based on information available to management at each financial statement date. Actual results could differ from those estimated.

Judgements, estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Going concern uncertainty
The assessment of the Company’s ability to execute its strategy by funding future operating and capital requirements involves judgement. Management monitors future cash requirements to assess the Company’s ability to meet these future funding requirements. Further information regarding going concern uncertainty is outlined in note 2.

OPTI CANADA INC. – 14 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Property, plant and equipment
OPTI capitalizes costs in connection with the development of oil sands projects. The measurement of these costs at each financial statement date requires estimates to be made with respect to construction, materials procurement and drilling activities. The estimate of the percentage of completion of various projects at the financial statement date affects PP&E additions and the related accrued liability. An increase in the measurement amount of these items would increase PP&E and accrued liabilities accordingly.

Estimation of reserves
Reserves and resources are used in the unit of production calculation for depletion and depreciation as well as impairment analysis. The quantity of reserves is subject to a number of estimates and projections, including assessment of engineering data, projected future rates of production, characteristics of bitumen reservoirs, commodity prices, regulatory changes, foreign exchange rates, operating costs and sustaining capital expenditures. These estimates and projections are uncertain as OPTI does not have a long commercial production history to assist in the development of these forward-looking estimates. However, all reserve and associated financial information is evaluated and reported on by a firm of qualified independent reserve evaluators in accordance with the standards prescribed by applicable securities regulators.

The calculation of future cash flows based on these reserves is dependent on a number of estimates including: production volumes, facility performance, commodity prices, royalties, operating costs, sustaining capital, foreign exchange and tax rates. The price used in our assessment of future cash flows is based on OPTI’s independent evaluator’s estimate of future prices and evaluated for reasonability by OPTI against other available information. OPTI believes these prices are reasonable estimates for a long-term outlook.

Impairment
OPTI assesses its PP&E and E&E assets for possible impairment if there are events or changes in circumstances that indicate the carrying values of the assets may not be recoverable. Such indicators include changes in OPTI’s business plans, changes in commodity prices, evidence of physical damage and significant downward revisions to estimated recoverable volumes, increases in estimated future development expenditures or external evidence of the fair market value of the assets.

Calculating the amount of an impairment requires measurement of recoverable amount, which is the higher of an asset’s value in use and fair value less costs to sell. Calculating either of these amounts involves significant measurement uncertainty and management judgment such as future commodity prices, the effects of inflation on operating expenses, discount rates, production profiles and the outlook for regional supply and demand conditions for crude oil. Impairment is recognized in earnings in the period in which carrying amount exceeded the recoverable amount.

The best indicator of an asset’s fair value less cost to sell is a binding sales agreement in an arm’s length transaction, adjusted for incremental costs that would be directly attributable to the disposal of the assets.

OPTI CANADA INC. – 15 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The best indicator of value in use is a discounted cash flow projection based on OPTI’s independent evaluator’s estimate of reserves and the following key assumptions:
•	Price for Synthetic crude in US$/barrel: 2011 – $84.55; 2012 – $88.23; 2013 – $91.62; 2014 - $94.62; 2015 - $97.52 and thereafter annual increases of 2 percent.
•	Production: based on total proved plus probable plus possible reserves yielding 43 years of production
•	Pre-tax discount rate: 11 percent
•	Inflation rate applied to operating and capital expenses: 2 percent per annum based on Bank of Canada expectations

Management has determined that the value in use exceeds the fair value implied by the potential Transaction and therefore has used value in use as the recoverable amount.

Depletion and depreciation
Depletion on SAGD resource assets is measured over the life of proved and probable reserves on a unit-of-production basis and commences when the facilities are substantially complete and after commercial production has begun. Reserve estimates and the associated future capital can have a significant impact on earnings, as these are key components to the calculation of depletion. A downward revision in the reserve estimate or an upward revision to future capital would result in increased depletion, reduced earnings and reduced carrying value of petroleum and natural gas property assets. Major SAGD and Upgrader facilities are depreciated with the unit-of-production method based on the estimated productive capacity of the facilities. A downward revision in the estimated productive capacity of the facilities would result in increased depreciation, reduced earnings and a reduced net book value of SAGD and Upgrader facilities.

Decommissioning liabilities
OPTI measures decommissioning liabilities at each financial statement date. The estimate is based on OPTI’s share of costs to reclaim the resource assets and certain facilities related to the Project as well as other resource assets associated with future expansions. The liability is related to reclamation of the Upgrader, central plant facility, SAGD facility and petroleum and natural gas assets. To determine the future value of the liability, estimates of the amount, timing and inflation of the associated abandonment costs are made. The present value of the cost is recorded as the decommissioning liability using a risk-free discount rate. Due to the long-term nature of current and future project developments, abandonment costs will be incurred many years in the future. As a result of these factors, different estimates could be used for such abandonment costs and the associated timing. Assumptions of higher future abandonment costs, regulatory changes, higher inflation, lower risk-free rates or an assumption of earlier or specified timing of abandonment would cause the decommissioning liability and corresponding asset to increase. These changes would also cause future accretion expenses to increase and future earnings to decrease.

OPTI CANADA INC. – 16 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Deferred taxes
Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. An estimate is required for both the timing and corresponding tax rate for this reversal.  Should these estimates change, it may impact the measurement of our asset or liability as well as deferred tax recovery or expense recognized to earnings. Where unfavourable evidence exists, additional considerations and evidence for recognition of deferred tax assets is required. OPTI has applied management judgment and evaluated applicable factors necessary in making this determination and have concluded that the positive evidence in consideration of the estimated future cash flows based on reserve reports from OPTI’s independent engineers, does not sufficiently outweigh negative factors, such as the net field operating losses in 2009 and 2010. OPTI only recognizes deferred tax assets arising from unused tax losses to the extent that OPTI has sufficient taxable temporary differences or it is probable that sufficient taxable profit will be available against which the unused tax losses can be utilized. OPTI has not recognized a deferred tax asset.

Contingencies
By their nature, contingencies will only be resolved when one or more of the future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Other areas of estimates
The recognition of amounts in relation to stock-based compensation requires estimates related to valuation of stock options at the time of issuance. The fair value of foreign exchange contracts is calculated using valuation models that require estimates as to future market prices.

By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements for current and future periods could be significant.

r)	Accounting standards issued but not yet applied
(i) IFRS 9 “Financial Instruments” was issued in November 2009 and as issued reflects the first phase on the work to replace IAS 39 “Financial Instruments: Recognition and Measurement” and applies to the classification and measurement of financial assets. This standard is effective for periods beginning on or after January 1, 2013, with earlier adoption permitted. Subsequent phases will address classification and measurement of financial liabilities, hedge accounting and derecognition.  OPTI has not yet assessed the impact of the standard or whether it will adopt the standard early.

(ii) In May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Also, in June 2011, the IASB amended IAS 19, Employee Benefits (IAS 19), which has not yet been adopted by the Company. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

OPTI CANADA INC. – 17 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

5.	PROPERTY, PLANT AND EQUIPMENT AND EXPLORATION AND EVALUATION ASSETS

Cost	Petroleum and natural gas properties	Major facilities	Corporate assets	Finance lease	Total PP&E	Exploration and evaluation assets
At January 1, 2010	$432,291	$2,775,933	$622	$22,719	$3,231,565	$261,627
Additions	24,180	92,071	-	-	116,251	36,315
Disposals	-	-	528	-	528	-
At December 31, 2010	456,471	2,868,004	94	22,719	3,347,288	297,942
Additions	65,492	67,849	-	13,270	146,611	51,670
At September 30, 2011	$521,963	$2,935,853	$94	$35,989	$3,493,899	$349,612

Accumulated depletion and depreciation
At January 1, 2010	$24,832	$8,624	$409	$712	$34,577	$-
Depletion and depreciation	29,379	22,362	31	950	52,722	-
Disposals	-	-	358	-	358	-
At December 31, 2010	54,211	30,986	82	1,662	86,941	-
Depletion and depreciation	24,616	19,947	2	828	45,393	-
At September 30, 2011	$78,827	$50,933	$84	$2,490	$132,334	$-

Net book value
January 1, 2010	$407,459	$2,767,309	$213	$22,007	$3,196,988	$261,627
December 31, 2010	$402,260	$2,837,018	$12	$21,057	$3,260,347	$297,942
September 30, 2011	$443,136	$2,884,920	$10	$33,499	$3,361,565	$349,612

For the three and nine months ended September 30, 2011, borrowing costs of $9.9 million and $27.0 million respectively (twelve months ended December 31, 2010 - $30.9 million) have been capitalized to exploration and evaluation assets. For the three and nine months ended September 30, 2011 borrowing costs of $5.0 million and $13.5 million respectively (twelve months ended December 31, 2010 - $15.8 million) have been capitalized to property, plant and equipment as it relates to general borrowings used to finance the development of future phases. The effective weighted average interest rate of the relevant borrowings was 11.9 percent for the three month period and 11.2 percent for the nine month period ended September 30, 2011 (twelve months ended December 31, 2010 – 11.3 percent).

Assets under construction included in cost	Major facilities	Corporate assets	Finance lease	Total PP&E
January 1, 2010	$445,119	$-	$-	$445,119
December 31, 2010	$263,012	$-	$-	$263,012
September 30, 2011	$257,779	$-	$-	$257,779

Assets under construction include the costs of sustaining capital projects not yet ready for their intended use and engineering future expansions and are included in PP&E. These assets are not depreciated until they are ready for their intended use.

OPTI CANADA INC. – 18 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

6.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2011	December 31, 2010	January 1, 2010
Trade payables and accrued liabilities relating to operations (a)	$38,153	$46,377	$35,463
Trade payables and accrued liabilities relating to capital expenditures (b)	42,833	27,871	31,031
Trade payables relating to derivative activities (c)	110,187	-	-
Corporate payables and accrued liabilities (d)	5,401	523	1,863
Interest payable (e)	137,570	19,333	10,778
Total trade payables accrued liabilities	$334,144	$94,104	$79,135

a)	Trade payables and accrued liabilities relating to operations

Trade payables and accrued liabilities relating to operations are non-interest bearing and are normally settled on a 30 day basis. The majority of these amounts are owing to Nexen, our joint venture partner.

b)	Trade payables and accrued liabilities relating to capital expenditures
Trade payables and accrued liabilities relating to capital expenditures are non-interest bearing and are normally settled on a 30 day basis. The majority of these amounts are owing to Nexen, our joint venture partner. Certain amounts in regards of Kinosis capital will be paid at the conclusion of the Proceedings and will incur interest until that point.

c)	Trade payables relating to derivative activities
During the quarter, commensurate with the Proceedings (note 2), an event of default occurred that gave the counterparties to the foreign exchange derivative instrument the right to crystallize. This amount is a liability of $110 million. The liability is classified as a trade payable and accrues interest based on 90 day Canadian Dealer Offered Rate plus 1%. Default interest continues to be paid on a monthly basis.

d)	Corporate payables and accrued liabilities
Corporate payables and accrued liabilities are non-interest bearing and are normally settled on a 30 day basis. These amounts relate to head office employee and operating costs.

e)	Interest payable
Interest payable represents amounts accrued in relation to interest on our Senior Notes.

OPTI CANADA INC. – 19 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

7.	DEBT FACILITIES

	Note	September 30, 2011	December 31, 2010	January 1, 2010
Canadian dollar denominated debt
Revolving credit facility due December 15, 2011	a	$165,000	$-	$-

U.S. dollar denominated Senior Notes
First Lien Notes
US$525million @ 9.0% due December 15, 2012	b	$550,305	$522,165	$446,675
US$300million @ 9.75% due August 15, 2013	c	314,460	298,380	-
Second Lien Notes
US$1,000million @ 8.25% due December 15, 2014	d	1,048,200	994,600	1,051,000
US$750million @ 7.785% due December 15, 2014	e	786,150	745,950	788,250
Total Senior note principal		2,699,115	2,561,095	2,285,925
Issuance discounts	b, c	(13,421)	(18,305)	(12,933)
Transaction costs	b, c, d, e	(31,056)	(40,472)	(38,122)
Total Senior notes		$2,654,638	$2,502,318	$2,234,870

CCAA creditor protection as described in note 2 constitutes an “Event of Default” in the Company’s credit agreement and indentures. An event of default may result in acceleration of principal amounts owed, and exercise of set-off rights against our cash deposits. As a result of the Event of Default, Senior notes are payable on demand and have been classified as short term debt.  However, rights of the Noteholders have been stayed by the Court order in connection with the proceeding.

The CCAA Proceeding is also an event of default under our revolving credit facility. The Company negotiated forbearance agreements with its existing revolving credit facility lenders. These forbearance agreements preclude these lenders from exercising any set-off rights under such facility unless an additional event of default condition occurs, including, but not limited to, non-payment of termination amounts with respect to the foreign exchange derivative instruments by a specified date and noncompliance to the debt-to-capitalization covenant on OPTI’s revolving credit facility.  These forbearance agreements are in place until the earlier of the implementation date of either the Acquisition Plan or the Recapitalization Plan as determined in accordance with the provisions of the Master Plan, or December 1, 2011.

As such, all obligations of OPTI are stayed by the Court, subject to Forbearance agreements or will be paid to maintain business in the ordinary course. During this period, management will continue to operate the business in the ordinary course and within the constraints of the court orders.

a)	Revolving credit facility
OPTI has a $190 million revolving credit facility.  This facility matures on December 15, 2011 and is effectively senior in priority to all other debt. Amounts drawn under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit. The facility bears interest at a floating rate based on the prime rate, bankers’ acceptance rate or at LIBOR plus a credit spread above the reference rate, while any unused amounts are subject to standby fees. During the three months and nine months ended September 30, 2011, the weighted average interest rate on borrowings under this facility was 9.7 percent and 8.7 percent respectively (three and nine months ended September 30, 2010 – nil). This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI. The revolving credit facility includes certain conditions precedent to all borrowings, see note 11 for discussion of the financial maintenance covenant.

OPTI CANADA INC. – 20 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

7.     DEBT FACILITIES (CONTINUED)
b)	US$525 million First Lien Notes
OPTI issued US$525 million of First Lien Notes which bear interest at a fixed 9.0 percent and mature on December 15, 2012. Transaction costs in relation to the issuance of these notes were $15.7 million. These are amortized over the expected life of the notes by the effective interest method. These notes are collateralized by a first priority security interest on all OPTI’s existing and future property and are effectively senior in priority to the US$300 million First Lien Notes and the Second Lien Notes. Until June 15, 2012, OPTI may redeem all or a part of these notes at redemption price of 102 percent of the principal amount plus accrued and unpaid interest. This redemption price declines over time and these notes can be redeemed at par subsequent to June 15, 2012. These notes were sold with an original issue discount of 3 percent or US$13.2 million.

c)	US$300 million First Lien Notes
OPTI issued US$300 million of First Lien Notes which bear interest at a fixed 9.75 percent and mature on August 15, 2013. Transaction costs in relation to the issuance of these notes were $8.6 million. These are amortized over the expected life of the notes by the effective interest method. These notes are collateralized by a first priority security interest on all OPTI’s existing and future property and are effectively senior in priority to the Second Lien Notes. At any time prior to February 15, 2012, OPTI may redeem all or a part of these notes at redemption price of 102 percent of the principal amount plus accrued and unpaid interest and after February 15, 2012, may redeem all or part of these notes at par plus accrued and unpaid interest. Also, these notes have a special change of control provision of 105 percent of the principal amount. These notes were sold with an original issue discount of 3 percent or US$10.5 million. In connection with these notes, OPTI funded US$87 million to an interest reserve account for interest payments until August 15, 2013.

d)	US$1,000 million Second Lien Notes
OPTI issued US$1,000 million Second Lien Notes which bear interest at a fixed 8.25 percent and mature on December 15, 2014. Transaction costs in relation to the issuance of these notes were $24.2 million.   These are amortized over the expected life of the notes by the effective interest method. These notes are collateralized by a second priority security interest on all OPTI’s existing and future property. At any time prior to December 15, 2012, OPTI may redeem all or part of these notes at a redemption price equal between 104 percent and 102 percent of the principal amount, plus accrued interest. This redemption price declines over time and these notes can be redeemed at par subsequent to December 15, 2012.

e)	US$750 million Second Lien Notes
OPTI also issued US$750 million Second Lien Notes. These notes bear interest at a fixed 7.875 percent and mature December 15, 2014. Transaction costs in relation to the issuance of these notes were $11.9 million. These are amortized over the expected life of the notes by the effective interest method. The other terms and conditions associated with these notes are substantially the same as the US$1,000 million Second Lien Notes described above.

See note 11 for discussion of the debt covenants.

OPTI CANADA INC. – 21 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

8.	DECOMMISSIONING LIABILITIES
OPTI’s obligations with respect to decommissioning relate to reclamation of sites and facilities on which the Project operations are situated. The liability is recognized in the period in which the liability is incurred based on the estimated future reclamation cost discounted using a risk-free rate of 2.8 percent (December 31, 2010 – 3.5 percent) and estimated inflation of 2.0 percent (December 31, 2010 – 2.0 percent) annually.

Continuity of decommissioning liability
Present value of obligation at January 1, 2010	$27,182
New obligations during the year	235
Changes in present value of estimated retirement costs	2,712
Changes in discount rates	6,780
Decommissioning costs incurred	(2)
Accretion	1,171
Present value of liability at December 31, 2010	38,078
Changes in discount rates	12,863
Decommissioning costs incurred	(256)
Accretion expense	1,013
Present value of liability at September 30, 2011	$51,698

OPTI estimates its liability related to drilling activities will be settled over approximately the next 20 years and liability relating to resource assets and OPTI’s upgrading and central plant facilities will be settled in approximately 55 years.

9.	BORROWING COSTS

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Interest expense incurred	$59,960	$53,192	$171,524	$148,460
Accretion on decommissioning liabilities	362	311	1,013	867
Issuance discounts	1,912	1,342	5,481	3,260
Financing charges on finance leases	1,028	713	2,595	2,150
Transaction and financing costs	3,215	2,338	9,417	6,156
Transaction costs expensed in period	-	2,311	315	3,411
Interest income	(266)	(213)	(1,188)	(419)
Interest costs capitalized	(14,925)	(11,964)	(40,530)	(34,287)
Borrowing costs expensed	$51,286	$48,030	$148,627	$129,598

OPTI CANADA INC. – 22 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)  Fair values
 OPTI’s financial instruments include cash and cash equivalents, interest reserve account, trade and other receivables, trade payables and accrued liabilities, derivative instruments, debt and lease obligations.

The three levels of the fair value hierarchy are:
•  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or  indirectly; and
•  Level 3 – Inputs that are not based on observable market data.

The derivative instruments are classified as Level 2 for the purposes of measuring fair value.  The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale.

Valuations for Level 2 financial instruments have inputs other than quoted prices that are observable for the asset or liability either directly or indirectly. There were no transfers between levels of the fair value hierarchy in the third quarter of 2011.

  The following methods and assumptions were used to estimate fair value:
•  Trade receivables and trade payables are all current and less than 30 days outstanding and primarily from and due to one customer.  Due to the short-term nature of the trade receivables and trade payables, the carrying values approximate the fair values.
•  The fair value of the Senior Notes as described in note 7 is based on price quotations at the reporting date.
•  The fair value of loans from banks, and obligations under finance leases is estimated by discounting the future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.
•  Fair values of derivative instruments are based upon quoted market prices available from active markets.

OPTI CANADA INC. – 23 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

10.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
The estimated fair values of OPTI’s financial instruments are as follows:
	Financial instrument	September 30, 2011		December 31, 2010		January 1, 2010
	classification	Carrying value	Estimated fair-value	Carrying value	Estimated fair-value	Carrying value	Estimated fair-value
Cash and cash equivalents	Loans and receivables	$150	$150	$173	$173	$358	$358
Interest reserve account	Loans and receivables	61	61	87	87	-	-
Trade and other receivables	Loans and receivables	51	51	21	21	12	12
Trade payables and accrued liabilities	Other financial liabilities	(334)	(334)	(94)	(94)	(79)	(79)
Derivative instruments	Held-for-trading	-	-	(89)	(89)	(134)	(134)
Obligation under finance lease	Other financial liabilities	(33)	(33)	(20)	(20)	(21)	(21)
Revolving credit facility (1)	Other financial liabilities	(165)	(165)	-	-	-	-
Senior Notes
US$525 million @ 9.0% due December 15, 2012 (2)	Other financial liabilities	(537)	(561)	(502)	(522)	(422)	(451)
US$300 million @ 9.75% due August 15, 2013 (2)	Other financial liabilities	(301)	(321)	(281)	(298)	-	-
US$1,000 million @ 8.25% due December 15, 2014(2)	Other financial liabilities	(1,038)	(650)	(981)	(706)	(1,034)	(870)
US$750 million @ 7.785% due December 15, 2014(2)	Other financial liabilities	(778)	(499)	(738)	(521)	(779)	(642)
Senior Notes debt total		(2,654)	(2,030)	(2,502)	(2,047)	(2,235)	(1,963)

Total net financial liabilities		$(2,924)	$(2,300)	$(2,424)	$(1,969)	$(2,099)	$(1,827)

(1) The carrying value of the revolving credit facility approximates its fair value due to the variable rate, first priority security position and short-term duration of instruments outstanding under the facility.
(2)  The carrying value of the Senior Notes is in Canadian dollars and is net of the respective unamortized transaction costs and issue discount.

OPTI CANADA INC. – 24 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

10.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
b)	Derivative instruments

	September 30, 2011	December 31, 2010	January 1, 2010
Foreign exchange derivative instruments (Level 2) (i)	$-	$89,202	$114,650
Commodity derivative instruments (Level 2) (ii)	-	-	19,449
Total derivative liability	$-	$89,202	$134,099

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Unrealized loss (gain) on foreign exchange derivative instruments (i)	$(105,243)	$16,202	$(89,202)	$(22,731)
Unrealized gain on commodity derivative instruments (ii)	-	(2,306)	-	(14,278)
Realized loss on foreign exchange derivative instruments (i)	110,187	-	110,187	44,283
Realized loss on commodity derivative instruments (ii)	-	3,119	-	10,486
Derivative instrument loss (gain)	$4,944	$17,015	$20,985	$17,760

(i) Foreign exchange derivative instruments
OPTI had foreign exchange forward contracts that provide for a fixed payment of Canadian dollars in exchange for receipt of U.S. dollars. OPTI’s foreign exchange derivative instruments are accounted for as held-for-trading financial instruments and are recorded at fair value through profit and loss.

During the quarter, commensurate with the Proceedings (note 2), an event of default occurred that gave the counterparties to the foreign exchange derivative instrument the right to crystallize their position on a mark-to-market basis and terminate the derivative instrument. This results in a liability of $110 million.  The liability is classified as a trade payable and accrues interest based on 90 day Canadian Dealer Offered Rate plus 1%. Default interest continues to be paid on a monthly basis.

(ii)   Commodity derivative instruments
OPTI’s West Texas Intermediate (WTI) derivative contracts expired in 2010. OPTI’s commodity hedges were derivative instruments and accounted for as fair value through profit or loss financial instruments and were recorded at fair value.

c)  Risk management
The Company considers its risks in relation to financial instruments in the following categories:

Credit Risk
Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to OPTI. OPTI has policies and procedures in place that govern the credit risk it will assume. OPTI evaluates credit risk on an ongoing basis including an evaluation of counterparty credit rating and counterparty concentrations measured by amount and percentage. OPTI’s objective is to have no credit losses.

The primary sources of credit risk arise from the following financial assets: (1) cash and cash equivalents; (2) interest reserve account; and (3) accounts receivable. OPTI has not had any credit losses in the past and the risk of financial loss is considered to be low given the counterparties used by the Company. As at September 30, 2011 OPTI has no financial assets that are past due or impaired due to credit risk-related defaults.

OPTI CANADA INC. – 25 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

10.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
* Cash and cash equivalents
OPTI has cash deposits and money market investments with Canadian banks. Counterparty selection is governed by OPTI’s treasury policy, which limits concentration of investments and requires that all instruments be rated as investment grade by at least one rating agency. As at September 30, 2011 the amount in cash and cash equivalents was $150 million and the maximum exposure to a single counterparty was $34 million with a major Canadian bank.

As at September 30, 2011 the remaining terms on investments made by OPTI are less than 14 days with interest fixed over the period of investment. Maturity dates for investments are established to ensure cash availability for working capital requirements, operating activities and interest payments.

*Interest reserve account
As at September 30, 2011 there was US$59 million held cash within an interest reserve account to fund the semi-annual interest payments on the US$300 million First Lien Notes until maturity in 2013.

*Accounts receivable and deposits
OPTI’s accounts receivable include amounts due from Nexen related to operating activities and Nexen Marketing related to marketing activities as well as deposits for operating expenses related to advances on joint venture expenses required under the joint venture agreement with Nexen. OPTI’s credit risk in regard to accounts receivable therefore relates primarily to the risk of default by Nexen, which has an investment-grade corporate rating from Moody’s, and by financial institutions with an investment grade rating. Therefore, we estimate our risk of credit loss as low.

Liquidity Risk
Liquidity risk is the risk that OPTI will not be able to meet obligations associated with financial liabilities. OPTI’s financial liabilities are comprised of accounts payable and accrued liabilities, derivative instruments, long-term debt and obligations under capital leases. OPTI frequently assesses its liquidity position and obligations under its financial liabilities by preparing regular financial forecasts. Liquidity risk is increased by OPTI’s high levels of long-term debt and historical net field operating losses. OPTI mitigates liquidity risk by maintaining a sufficient cash balance, maintaining sufficient current and projected liquidity to meet expected future payments based upon reasonable production and pricing assumptions and ensuring adequate sources of financing are available through bank credit facilities and complying with debt covenants. OPTI’s financial liabilities arose primarily from the development of the Project. OPTI’s future liquidity risk will depend on the outcome of the Proceedings.

Market Risk
Market risk is the risk that the fair value (for assets or liabilities considered to be held for trading and available for sale) or future cash flows (for assets or liabilities considered to be held-to-maturity, other financial liabilities, and loans and receivables) of a financial instrument will fluctuate because of changes in market prices. OPTI evaluates market risk on an ongoing basis. OPTI assesses the impact of variability in identified market risks on the medium-term cash requirements and impact with respect to covenants on the credit facilities. OPTI no longer has mitigation programs to reduce market risk related to foreign exchange price changes and is exposed to foreign exchange translation risk on its net US$ denominated debt.

*Interest rate risk
The $190 million revolving credit facility is a variable interest rate facility with borrowing rates and duration established at the time of the initial borrowing and subsequent extension. The extent of the exposure to interest rate risk depends on the amount outstanding under the facility. At September 30, 2011, $165 million was drawn under this facility.

OPTI CANADA INC. – 26 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

10.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
The Senior Notes are comprised of US$2,575 million of debt which has fixed U.S. dollar semi-annual interest payments. Changes in the exchange rate between the Canadian dollar and U.S. dollar impact the carrying value of the Senior Notes and the measurement amount of interest expense. A CDN$0.01 change in the exchange rate will impact the carrying value of the Senior Notes by approximately $26 million. A CDN$0.01 change in the exchange rate will change OPTI’s annual interest costs by approximately $2 million.

*Foreign exchange derivative instruments
During 2011 OPTI had US$420 million of foreign exchange derivative instruments to manage a portion of the exposure to the foreign exchange fluctuations on the Company’s long-term debt. Commensurate with the Proceedings, an event of default occurred that gave the holders of the foreign exchange derivative instrument the right to crystallize their position on a mark-to-market basis and terminate the derivative instrument. This termination right was exercised resulting in a liability of $110 million. The liability is classified as a trade payable and will accrue interest until is it paid at the conclusion of the Proceedings.

*Commodity derivative instruments
During 2010, we had established commodity derivative contracts to mitigate OPTI’s exposure of future operations to decreases in the price of its synthetic crude oil. OPTI had commodity price swaps to mitigate a portion of the exposure. During 2010 OPTI had WTI price swaps that provided for 3,000 bbl/d at strike prices between US$64/bbl and US$67/bbl of crude oil that expired on December 31, 2010. The counterparties to the commodity derivative instruments were major Canadian banks and lenders under OPTI’s revolving credit facility. No new commodity derivative contracts were entered into for 2011.

*Sensitivities
For the quarter ended September 30, 2011 estimated changes to reported net income as a result of changes in market rates are as noted.
•
An increase of $1.00/bbl in WTI would have resulted in approximately $0.5 million decrease in our net loss (three months ended September 30, 2010: $0.5 million) with an offsetting increase in our net loss of approximately nil (three months ended September 30, 2010: $0.2 million increase) as a result of the increase in the value of our commodity liabilities (assuming the WTI change occurred in a range where the WTI price per barrel is greater than the strike price of the commodity swap),

•	A $0.10/GJ increase in the price of natural gas would have resulted in approximately $0.1 million increase in net loss (three months ended September 30, 2010: $0.2 million increase),
•	A 1 percent increase in interest rates would have resulted in approximately a $0.3 million increase in net loss (three months ended September 30, 2010: nil), and
•
A $0.01 increase in the Canadian to U.S. exchange rate would decrease net loss by approximately $16 million (three months ended September 30, 2010: $16 million decrease) considering the impact on the Senior Notes and related interest and the foreign exchange derivative instruments.

OPTI CANADA INC. – 27 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

11.	CAPITAL MANAGEMENT
All of OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants. Measurement of the ratios for this purpose is defined in the relevant credit agreement.

At the end of the reporting period, OPTI is in compliance with the debt to capitalization maintenance covenant in its revolving credit facility.

	September 30, 2011	December 31, 2010(5)	January 1, 2010(5)
Senior notes (2)	$2,522,840	$2,607,852	$2,297,875
Revolving credit facility	165,000	-	-
Derivative instrument obligations(3)	110,187	90,308	114,650
Total Consolidated Debt	2,798,027	2,698,160	2,412,525

Shareholders’ equity	749,166	1,039,007	1,310,992
Exclusions from equity(4)	454,613	454,613	454,613
Total Capitalization	$4,001,806	$4,191,780	$4,178,130

Total Debt to Capitalization(1)	69.9%	64.4%	57.7%

Total Debt to Capitalization limit	75.0%	75.0%	70.0%

In accordance with the loan agreement:
(1) "Debt to Capitalization” means, as at any date of determination, the ratio of Total Consolidated Debt to Total Capitalization (net of the effect of any currency derivative Agreements relating to any Debt included therein).  "Total Capitalization" means, as at any date of determination, the aggregate of Total Consolidated Debt, and Shareholders' Equity on such date.
(2)  The carrying value of debt is translated at the average exchange rate for the quarter.
(3)  The carrying value of derivative instruments are translated at the average exchange rate for the quarter and any unpaid obligations in respect of derivative instruments are included at settlement amount.
(4) The carrying value of the equity is adjusted to exclude $369 million increase to deficit as a result of the asset impairment associated with the working interest sale to Nexen and to exclude the $85 million increase to the January 1, 2009 opening deficit as a result of new accounting pronouncements at that date.
(5)  Calculated under Canadian GAAP and not restated for IFRS as no restatement is required for prior period accounting changes.

With respect to our Senior Notes, the covenants are in place primarily to govern the total amount of debt that OPTI may incur at any time. This limit is most affected by the present value discounted at 10 percent of our total proved reserves using forecast prices.

See note 2 regarding event of default on OPTI’s indentures

OPTI CANADA INC. – 28 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

12.	TRANSITION TO IFRS
The effect of OPTI’s transition to IFRS, described in note 3, is summarized in this note. In accordance with IFRS 1 “First-time Adoption of IFRS”, certain disclosures relating to the transition are also provided in this note.

IFRS 1 allows first time adopters of IFRS to elect a number of optional exemptions from the general principal of retrospective application of IFRS. OPTI has taken the following optional exemptions:

Oil and gas exemption
In July 2009, the IASB published an amendment to IFRS 1 “Additional Exemptions for First-time Adopters”, which introduces a first-time adoption exemption for first-time adopters that accounted under their previous GAAP for exploration and development costs for oil and gas properties in the development or production phases in cost centres that include all properties in a large geographical area (defined as full cost method under Canadian GAAP). Under the exemption, a first-time adopter may elect to measure oil and gas assets at the date of transition to IFRS on a deemed cost basis, but does not permit continued application of the previous GAAP accounting policy. OPTI followed a full cost approach under Canadian GAAP and have elected to use this election to measure oil and gas exploration and production assets at the date of transition to IFRS on a deemed cost basis.

Share based payments
IFRS 2 “Share-based Payment” has not been applied to any equity instruments that were granted on or before November 7, 2002 nor has it been applied to equity instruments granted after November 7, 2002 that were fully vested before January 1, 2010, the date of transition to IFRS.

Decommissioning liabilities
An entity that uses the deemed cost oil and gas exemption under IFRS 1 may also use an additional exemption with respect to decommissioning liabilities on oil and gas properties encompassed by the full cost method under Canadian GAAP. As OPTI has elected to apply the deemed cost oil and gas exemption, OPTI has also elected to apply this exemption and as such, OPTI has re-measured the decommissioning liability as at January 1, 2010 under IAS 37, and has recognized directly into deficit any differences between that amount and the carrying amount of the liabilities at January 1, 2010 as determined by Canadian GAAP.

For assets not subject to the oil and gas exemption, OPTI has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As such OPTI has re-measured the provisions as at January 1, 2010 under IAS 37, estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates that would have applied for that provision over the intervening period, and recalculated the accumulated depreciation and depletion under IFRS.

Borrowing costs
OPTI has elected to apply the exemption from full retrospective application of IAS 23 “Borrowing costs” and therefore IAS 23 has not been applied to borrowing costs that occurred before OPTI’s transition date of January 1, 2010.

Leases
OPTI has elected to apply the transitional provisions in International Financial Reporting Interpretation Committee (“IFRIC”) 4 “Determining whether an Arrangement contains a lease” and therefore if the determination of whether an arrangement contains a lease existing under Canadian GAAP is the same as the determining the arrangement under IFRIC 4, no reassessment has been performed on transition to IFRS.

OPTI CANADA INC. – 29 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

12.     TRANSITION TO IFRS (CONTINUED)

 Reconciliation of equity as previously reported under Canadian GAAP to IFRS

(amounts in thousands of Canadian dollars)		December 31, 2010			September 30, 2010			January 1, 2010
	note	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS
ASSETS
Current assets
Cash and cash equivalents		$ 173,110	$ -	$ 173,110	$ 341,043	$ -	$ 341,043	$ 357,723	$ -	$ 357,723
Trade and other receivables		33,255	-	33,255	31,602	-	31,602	15,308	-	15,308
Inventory		11,904	-	11,904	12,312	-	12,312	8,496	-	8,496
Interest reserve account		28,688	-	28,688	30,349	-	30,349	-	-	-
		246,957	-	246,957	415,306	-	415,306	381,527	-	381,527

Non-current assets
Interest reserve account		58,265	-	58,265	59,619	-	59,619	-	-	-
Property, plant and equipment	a, c, e, f	3,487,346	(226,999)	3,260,347	3,475,839	(229,261)	3,246,578	3,442,496	(245,508)	3,196,988
Exploration and evaluation assets	a, f	-	297,942	297,942	-	288,283	288,283	-	261,627	261,627
TOTAL ASSETS		$ 3,792,568	$ 70,943	$ 3,863,511	$ 3,950,764	$ 59,022	$ 4,009,786	$3,824,023	$ 16,119	$3,840,142
LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$ 94,104	$ -	$ 94,104	$ 124,164	$ -	$ 124,164	$ 79,135	$ -	$ 79,135
Derivative instruments		89,202	-	89,202	97,090	-	97,090	134,099	-	134,099
		183,306	-	183,306	221,254	-	221,254	213,234	-	213,234

Non-current liabilities
Long-term debt	b	2,542,790	(40,472)	2,502,318	2,638,926	(43,464)	2,595,462	2,272,992	(38,122)	2,234,870
Obligation under finance lease		20,224	-	20,224	20,327	-	20,327	20,616	-	20,616
Decommissioning liabilities	c	7,241	30,837	38,078	6,552	31,507	38,059	6,189	20,993	27,182
TOTAL LIABILITIES		2,753,561	(9,635)	2,743,926	2,887,059	(11,957)	2,875,102	2,513,031	(17,129)	2,495,902
SHAREHOLDERS’ EQUITY
Share capital	g, h	1,992,394	45,468	2,037,862	1,992,394	45,468	2,037,862	1,992,394	45,468	2,037,862
Contributed surplus	d	34,263	1,294	35,557	33,773	1,328	35,101	32,432	1,074	33,506
Deficit	b, c, d, e, f, g, h	(987,650)	33,816	(953,834)	(962,462)	24,183	(938,279)	(713,834)	(13,294)	(727,128)
TOTAL EQUITY		1,039,007	80,578	1,119,585	1,063,705	70,979	1,134,684	1,310,992	33,248	1,344,240
TOTAL LIABILITIES AND EQUITY		$ 3,792,568	$ 70,943	$ 3,863,511	$3,950,764	$ 59,022	$ 4,009,786	$3,824,023	$ 16,119	$3,840,142

OPTI CANADA INC. – 30 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

12.     TRANSITION TO IFRS (CONTINUED)

Reconciliation of comprehensive loss as previously reported under Canadian GAAP to IFRS

(amounts in thousands of Canadian dollars)		Year ended December 31, 2010			Three months ended September 30, 2010			Nine months ended September 30, 2010
	note	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS	Cdn GAAP	Adj	IFRS

Petroleum sales		$249,609	$-	$249,609	$59,178	$-	$59,178	$168,790	$-	$168,790
Power sales		7,451	-	7,451	1,275	-	1,275	5,898	-	5,898
Royalties		(7,256)	-	(7,256)	(1,857)	-	(1,857)	(5,040)	-	(5,040)
Revenue		249,804	-	249,804	58,596	-	58,596	169,648	-	169,648

Expenses
Operating costs		213,814	-	213,814	53,935	-	53,935	159,105	-	159,105
Diluent and feedstock purchases		86,194	-	86,194	20,908	-	20,908	59,541	-	59,541
Transportation and marketing		14,618	-	14,618	3,949	-	3,949	12,058	-	12,058
General and administrative	d	14,712	215	14,927	4,118	(31)	4,087	11,084	250	11,334
Derivative instruments (gain) / loss		40,595	-	40,595	17,015	-	17,015	17,760	-	17,760
Foreign exchange translation loss		(127,065)	-	(127,065)	(77,241)	-	(77,241)	(45,756)	-	(45,756)
Depreciation and depletion	c, e	52,321	572	52,893	13,219	438	13,657	36,128	1,031	37,159
Borrowing costs	b, c, f	228,431	(47,897)	180,534	68,838	(20,808)	48,030	168,356	(38,758)	129,598
		523,620	(47,110)	476,510	104,741	(20,401)	84,340	418,276	(37,477)	380,799

Loss before taxes		(273,816)	47,110	(226,706)	(46,145)	(20,401)	(25,744)	(248,628)	(37,477)	(211,151)

Income taxes		-	-	-	-	-	-	-	-	-

Net and comprehensive loss		$(273,816)	$47,110	$(226,706)	$(46,145)	$(20,401)	$(25,744)	$(248,628)	$(37,477)	$(211,151)

Explanation of the effect of the transition to IFRS

a)	Exploration and evaluation assets
In accordance with IAS 16 “Property, Plant and Equipment”, IFRS 6 “Exploration and Evaluation of Mineral Resources” and as a result of OPTI using the oil and gas exemption, OPTI reallocated costs relating to the exploration and evaluation phase from PP&E to E&E assets. Under Canadian GAAP, capitalized E&E costs were included in PP&E on the balance sheet. While the accounting treatment is unchanged under IFRS other than expensing pre-acquisition costs and capitalizing borrowing costs (discussed in (f) below), E&E and PP&E are presented separately in the balance sheet under IFRS. This has resulted in a reclassification from PP&E to E&E assets at January 1, 2010 of $261.6 million, at September 30, 2010 of $288.3 million and at December 31, 2010 an adjustment of $297.9 million.

OPTI CANADA INC. – 31 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

  12.     TRANSITION TO IFRS (CONTINUED)
b)	Debt transaction costs
Under Canadian GAAP, transaction costs that are directly attributable to long-term debt could be either offset against the cost of the associated debt issuance and amortized to income using the effective interest method or expensed as incurred.  OPTI had chosen a policy under Canadian GAAP to expense these costs as incurred. In accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, these costs must be offset against the cost of the associated debt issuance and amortized to income using the effective interest method. This has resulted in a decrease to long-term debt for previously expensed transaction costs net of the effects of amortization under the effective interest method at January 1, 2010 of $38.1 million, a decrease of $43.5 million at September 30, 2010 and a decrease of $40.5 million at December 31, 2010. Borrowing costs recognized due to the amortization of transaction costs under the effective interest method were $2.4 million for the three months ended September 30, 2010, $6.3 million for the nine months ended September 30, 2010 and $9.3 million for the year ended December 31, 2010.

c)	Decommissioning liabilities
Under Canadian GAAP, decommissioning obligations are measured at fair value, incorporating market assumptions and discount rates based on OPTI’s credit adjusted risk-free rate at the time the obligation arose. Changes in the discount rate did not result in the re-measurement of the entire obligation.  Changes in estimates that decreased the liability are discounted using the rate applied upon initial recognition while changes that increase the liability are discounted using the current discount rate. Accretion expense resulting from the increase in the liability due to the passage of time was recorded in depreciation, depletion and accretion expense.

IFRS requires adjustments to the liability to be made each period for changes in the timing or amount of cash-flow, changes in discount rates and the accretion of the liability. Estimated future cash flows have been discounted using the risk-free rate.  Under IFRS, accretion expense is recorded as a borrowing cost.

As described previously, OPTI has elected to use the oil and gas exemption and the exemption from full retrospective application of decommissioning liabilities. OPTI has re-measured the liabilities relating to resource assets as at January 1, 2010 using the risk-free rate, and this has resulted in an increase to the liability of $3.5 million at January 1, 2010 with a corresponding increase in deficit. OPTI also re-measured the liabilities relating to the central plant facilities as at January 1, 2010 based on this rate which resulted in an increase to the liability of $8.6 million at January 1, 2010 with a corresponding increase in the related asset of $7.5 million and an increase in deficit of $1.1 million.

Under Canadian GAAP if a reasonable estimate of fair value cannot be made in the period the decommissioning obligation is incurred, the liability should be recognized when a reasonable estimate of fair value can be made.  Under IFRS, only under extremely rare circumstances where no reliable estimate can be made, is a liability not recognized. Under IFRS, OPTI has recorded a liability in relation to the upgrading facilities of $8.9 million at January 1, 2010 with a corresponding increase to the related asset of $8.6 million and an increase in deficit of $0.3 million related to accretion.

The increase to the decommissioning liability resulting from changes in the period end risk-free rate for the three and nine months ended September 30, 2010 were $4.8 million and $10.0 million respectively with equal increases to the costs of the corresponding assets. For the year ended December 31, 2010 the increase to the decommissioning liability was $6.7 million with a corresponding increase to the cost of the assets. At December 31, 2010, the increase to the decommissioning liability due to the new liabilities incurred being measured at the risk-free rate as opposed to OPTI’s credit adjusted risk-free rate was $2.4 million with a corresponding increase to the cost of the assets.

OPTI CANADA INC. – 32 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

12.     TRANSITION TO IFRS (CONTINUED)
Additional accretion related to changes in the measurement basis of the liability was $0.2 million for the three months ended September 30, 2010, $0.5 million for the nine months ended September 30, 2010 and $0.6 million for the year ended December 31, 2010, recognized in borrowing costs. Additional depreciation and depletion related to the increase in the cost of the assets was $0.1 million during the three and nine months ended September 30, 2010 and $0.2 million during the year ended December 31, 2010.

Accretion expense recorded in depreciation, depletion and accretion expense under Canadian GAAP was $0.1 million for the three months ended September 30, 2010, $0.4 million for the nine months ended September 30, 2010, and $0.5 million for the year ended December 31, 2010. Under IFRS, these amounts have been reclassified as borrowing costs.

d)	Share-based payments
IFRS requires the expense relating to employee options to be recognized individually for each vesting tranche over the applicable vesting period whereas under Canadian GAAP, it was acceptable for the expense to be recognized on a straight line method over the total service period. This has resulted in an increase in contributed surplus and deficit of $1.1 million at January 1, 2010, $1.3 million at September 30, 2010 and $1.3 million and at December 31, 2010. Stock based compensation expense, which is classified in general and administrative, equaled the expense under Canadian GAAP for the three months ended September 30, 2010, increased by $0.3 million for the nine months ended
September 30, 2010 and $0.2 million for the year ended December 31, 2010.

e)	Method of depletion
Canadian GAAP includes specific standards that prescribe the method for the calculation of depletion which does not exist under IFRS. Using full-cost accounting under Canadian GAAP, oil and gas assets are depleted using the unit-of-production method using remaining proved reserves. Under IFRS, the accounting policy for depletion includes proved and probable reserves, as this more accurately reflects the estimate for the usage of the resource assets. This has resulted in an increase to depreciation and depletion expense of $0.5 million for the three months ended September 30, 2010, $1.3 million for the nine months ended September 30, 2010 and $0.9 million for the year ended December 31, 2010.

f)	General purpose borrowing costs
Under Canadian GAAP, OPTI’s policy was to capitalize interest that was directly related to its long-term debt for major development projects. Under IFRS, interest that is directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as well as any interest on funds borrowed generally for the purposes of obtaining qualifying assets. As a result OPTI has capitalized interest on general borrowings of $7.9 million related to E&E assets and $4.1 million related to future phase PP&E for the three months ended September 30, 2010 and $22.8 million related to E&E assets and $11.5 million to future phase PP&E for the nine months ended September 30, 2010.  OPTI has capitalized interest on general borrowing of $30.9 million related to E&E assets and $15.8 million related to future phase PP&E for the year ended December 31, 2010.

g)	Flow-through shares
Flow-through shares are a Canadian tax incentive which is the subject of specific guidance under Canadian GAAP, however there is no specific guidance under IFRS. Under Canadian GAAP, when flow-through shares are issued they are recorded at face value. The related future tax liability is established for the tax effect of the difference between the tax basis and the book basis of the assets when renounced and is recorded as a reduction of share capital. There is no income statement effect associated with the issuance of these shares.

OPTI CANADA INC. – 33 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

12.     TRANSITION TO IFRS (CONTINUED)
OPTI has adopted a policy under IFRS where the proceeds from the offering are to be allocated between the sale of the shares and the sale of the tax benefit. The allocation is made based on the difference between the quoted market price of the existing shares and the amount an investor pays for the flow through shares. A liability is established for this difference that is reversed upon renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as an income tax expense. This has resulted in a re-classification between deficit and share capital at January 1, 2010 of $47.3 million.

h)	Share issue costs
Under Canadian GAAP, when there are changes to the substantially enacted tax rates, the future tax impact is recorded directly into earnings. IFRS requires that all deferred taxes be recognized into income except when the transaction that gave rise to the deferred tax is recognized directly into equity, such as the case with share issuance costs, the deferred taxes including changes in tax rates should be recorded into equity. This has resulted in a re-classification between deficit and share capital at January 1, 2010 of $1.9 million.

i)	The following is a summary of the transition adjustments to OPTI’s deficit from Canadian GAAP to IFRS

In $ thousands	note	December 31, 2010	September 30, 2010	January 1, 2010
Deficit as reported under Canadian GAAP		$(987,650)	$(962,462)	$(713,834)
Debt transaction costs	b	40,472	43,464	38,122
Decommissioning liabilities - resource assets	c	(3,521)	(3,521)	(3,521)
Decommissioning liabilities - central plant facilities	c	(1,091)	(1,091)	(1,091)
Decommissioning liabilities - upgrader	c	(262)	(262)	(262)
Accretion	c	(680)	(503)	-
Stock-based compensation	d	(1,294)	(1,328)	(1,074)
Depletion and depreciation	e	(1,062)	(1,396)	-
Capitalization of borrowing costs	f	46,722	34,288	-
Flow-through shares	g	(47,331)	(47,331)	(47,331)
Share issue costs	h	1,863	1,863	1,863
Deficit as reported under IFRS		$(953,834)	$(938,279)	$(727,128)

j)	Adjustments to the statement of cash flows
The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by OPTI except that under IFRS, cash flows relating to interest are classified as operating, investing or financing in a consistent manner each period which has resulted in interest being classified as financing. Under Canadian GAAP, cash flows relating to interest were classified as operating.

k)	Expenses by nature

Operating costs	Year ended December 31, 2010
Fuel and consumables	$47,789
Employee costs	49,171
Materials and services	86,303
Insurance and taxes	18,136
Joint venture administration, overhead and other	12,415
Total operating costs	$213,814

OPTI CANADA INC. – 34 – 2011 Q3 FINANCIAL STATEMENTS

OPTI Canada Inc.
Notes to Condensed Interim Financial Statements
Three and nine months ended September 30, 2011 and 2010
Company under creditor protection as of July 13, 2011 (note 2)
Unaudited

12.     TRANSITION TO IFRS (CONTINUED)

General and administrative	Year ended December 31, 2010
Employee costs	$8,817
Stock-based compensation	1,831
Insurance and taxes	356
Administrative, overhead and other	3,708
Total general and administrative	$14,712

OPTI CANADA INC. – 35 – 2011 Q3 FINANCIAL STATEMENTS